UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)

GMS INC.
(Name of Subject Company)

GOLD ACQUISITION SUB, INC.
(Offeror)

an indirect wholly-owned subsidiary of

THE HOME DEPOT, INC.
(Parent of Offeror)
(Names of Filing Persons)
Common stock, par value $0.01 per share
(Title of Class of Securities)

36251C103
(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339
(770) 852-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael J. Aiello, Esq.
Michelle A. Sargent, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $663,861.58	Filing Party: Gold Acquisition Sub, Inc. and The Home Depot, Inc.

	Form or Registration No.: Schedule TO-T (005-89877)	Date Filed: July 14, 2025

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Gold Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), with the U.S. Securities and Exchange Commission on July 14, 2025 (together with any amendments or supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GMS Inc., a Delaware corporation (“GMS”), at a price of $110.00 per share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is hereby amended and supplemented by the information specifically provided in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following is hereby added as a new section at the end of the Offer to Purchase:

“ 20. Expiration of the Offer

The Offer and withdrawal rights expired at one minute after 11:59 P.M., Eastern Time, on September 3, 2025 (the “Expiration Time”). The Depositary advised Purchaser that, as of the Expiration Time, a total of 30,337,823 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 79.5% of the Shares then outstanding. Accordingly, the number of Shares validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h) of the DGCL), and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Promptly after the Expiration Time, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer, Purchaser owns a sufficient number of Shares to complete the Merger without a vote of GMS stockholders in accordance with Section 251(h) of the DGCL. Accordingly, The Home Depot and Purchaser intend to effect the Merger under Section 251(h) and complete the acquisition of GMS as promptly as practicable on the date hereof. At the Effective Time, Purchaser will merge with and into GMS, with GMS continuing as the Surviving Corporation and becoming an indirect, wholly owned subsidiary of The Home Depot. By virtue of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any (i) Shares held by GMS, The Home Depot or any of their respective wholly owned subsidiaries (other than Purchaser), (ii) Shares tendered and irrevocably accepted for purchase in the Offer and (iii) Shares held by any person who was entitled to and who properly demanded statutory appraisal of their Shares and has not withdrawn such demand or lost such rights) will be cancelled and converted into the right to receive $110.00 per Share in cash, without interest and subject to any required withholding of taxes.

Following the consummation of the Merger, GMS intends to cause the Shares to be delisted from the NYSE and deregistered under the Exchange Act and to suspend all of GMS’s reporting obligations under the Exchange Act.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2025

GOLD ACQUISITION SUB, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Vice President and Treasurer

THE HOME DEPOT, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Executive Vice President and Chief Financial Officer